UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Craftmade International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

22413E104

(CUSIP Number)

Brian Gilbert
Gould & Ratner
222 N.  LaSalle Street, Suite 800
Chicago, Illinois 60601
(312) 236-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  22413E104	13D	Page 3 of 8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Forwoodco, LLC / 36-4485935
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Delaware
7.  Sole Voting Power: 0
8.  Shared Voting Power: 700,000*
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 700,000*
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 700,000*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11): 11.85%
14. Type of Reporting Person (See Instructions): OO (Limited Liability Company) *Includes 500,000 shares of Common Stock directly owned by Reporting Persons and 200,000 shares of Common Stock issuable upon exercise of a Warrant dated January 2, 2008, which Warrant is exercisable in full as of the date hereof through and including January 1, 2018.

CUSIP No.  22413E104	13D	Page 4 of 8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Henry Crown and Company / 36-2123962
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.  SEC Use Only
4.  Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: United States
7.  Sole Voting Power: 0
8.  Shared Voting Power: 700,000*
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 700,000*
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 700,000*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11): 11.85%
14.  Type of Reporting Person (See Instructions): CO

*Includes 500,000 shares of Common Stock directly owned by Reporting Persons and 200,000 shares of Common Stock issuable upon exercise of a Warrant dated January 2, 2008, which Warrant is exercisable in full as of the date hereof through and including January 1, 2018.

CUSIP No.  22413E104	13D	Page 5 of 8
The Reporting Persons (as defined below) listed on the cover page to this
Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the ?Exchange Act?) and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER
The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Craftmade International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 650 South Royal Lane, Suite 100, Coppell, TX 75019.

ITEM 2.  IDENTITY AND BACKGROUND
This statement is being filed on behalf of (a) Forwoodco, LLC f/k/a Woodard, LLC ("Forwoodco"); and (b) Henry Crown and
Company ("HC&Co") and, together with Forwoodco, the "Reporting
Persons").

Forwoodco was formerly engaged in the outdoor furniture business, prior to the sale of the assets thereof to Issuer, and is now a holding company for miscellaneous assets. The principal place of business and principal offices of Forwoodco are located at 222 N. LaSalle Street, Suite 1000, Chicago, Illinois 60601.

HC&Co is the Manager of Forwoodco and is a holding company for diversified investments. The principal place of business and principal offices of HC&Co are located at 222 N. LaSalle Street, Suite 1000, Chicago, Illinois 60601.

During the last five years, none of the Reporting Persons or any officer or director of Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons or any officer or director of Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Forwoodco is a limited liability company formed under the laws of the State of Delaware. HC&Co is a corporation organized under the laws of the State of Delaware.


CUSIP No.  22413E104	13D	Page 6 of 8

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The securities of the Issuer were acquired by or on behalf of Forwoodco on January 2, 2008 in partial consideration for the sale of substantially all of the assets of Forwoodco to Issuer pursuant to the terms of the Asset Purchase Agreement dated December 19, 2007 by and among Forwoodco, HC&Co and Issuer. In addition to the Common Stock, Forwoodco received cash consideration in connection with the afore-described sale of assets.

ITEM 4.  PURPOSE OF TRANSACTION
The securities reported hereunder were acquired and are held by Reporting Persons for investment purposes. Reporting Persons have no present plans to acquire additional securities of the Issuer, or dispose of securities of the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of Common Stock beneficially owned by such persons in the open market or in private transactions. Representatives of Reporting Persons have participated, and may participate in the future, in discussions with the Issuer's management about matters relating to the business, operations and assets of the Issuer and matters related thereto, including matters that may be specified in Items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a) - (b) Forwoodco and HC&Co, by virtue of its management of the business of Forwoodco, may be deemed to beneficially own 700,000 shares of Common Stock (consisting of 500,000 shares of Common Stock directly owned by Reporting Persons, together with a Warrant to purchase 200,000 shares of Common Stock dated January 2, 2008 ("Warrant")), representing approximately 11.85% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 5,204,500 shares of Common Stock issued and outstanding as of October 31, 2007 as reported by the Issuer). Forwoodco and HC&Co share the power to vote and dispose of the 700,000 shares of Common Stock which it may be deemed to beneficially own.

(c) There have been no transactions in shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons during the past sixty days other than as described herein.

CUSIP No.  22413E104	13D	Page 7 of 8
(d)  Not applicable.
(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Pursuant to the Operating Agreement of Forwoodco, as amended, exclusive discretionary right, power and of the affairs of
Forwoodco, including the right and power to direct the voting and the disposition of shares of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
See Exhibit Index appearing below, which is incorporated herein by reference.

CUSIP No.  22413E104	13D	Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Forwoodco, LLC

	By: ___/s/ David M. Rubin___________________
		David M. Rubin, Secretary

       Henry Crown and Company

	By: ___/s/ Mel Cohen___________________
		Mel Cohen, Vice President, Corporate Development



EXHIBIT INDEX
1. Joint Filing Agreement dated as of January 11, 2008 by and among the Reporting Persons.

EXHIBIT 99.1
JOINT FILING AGREEMENT
       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to Craftmade International, Inc. Common Stock, par value $0.01 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

January 11, 2008

	Forwoodco, LLC

	By: ___/s/ David M. Rubin___________________
		David M. Rubin, Secretary

       Henry Crown and Company

	By: ___/s/ Mel Cohen___________________
		Mel Cohen, Vice President, Corporate Development








/304358 02300/001
388453.1 04650.001

Schedule 13D	Page 1 of 10